FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), fourth quarter, year ended March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 11, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

Consolidated Results of Operations Fourth quarter, year ended March 2012

(US GAAP)

Nomura Holdings, Inc.

April 2012

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

All rights regarding this document are reserved by Nomura. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC’s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Executive summary (p. 3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-7) Asset Management (p. 8-9) Wholesale (p. 10-14) Non-interest expenses (p. 15)

Progress of cost reduction program (p. 16) Robust financial position (p. 17) Funding and liquidity (p. 18)

Exposure to European peripheral countries (p. 19)

Financial Supplement

Consolidated balance sheet (p. 21) Value at risk (p. 22) Consolidated financial highlights (p. 23) Consolidated income (p. 24) Main revenue items (p. 25)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 26) Segment “Others” (p. 27) Retail related data (p. 28-32) Asset Management related data (p. 33-34) Wholesale related data (p. 35-36) Number of employees (p. 37)

Executive summary

Highlights

FY2011/12 4Q

All business segments profitable at pretax level; Firm-wide revenues and pretax income up QoQ and YoY

– Net revenue: Y499.0bn (+23% QoQ; +67% YoY)

– Income before income taxes: Y60.8bn(+76% QoQ; +62% YoY)

– Net income1: Y22.1bn(+24% QoQ; +86% YoY)

Retail: Net revenue of Y92.4bn (+16% QoQ); Income before income taxes of Y20.3bn (+101% QoQ)

– Retail investor risk appetite recovered as the market environment improved; Revenues driven primarily by equities and stock investment trusts

Asset Management: Net revenue of Y15.7bn (+3% QoQ); Income before income taxes of Y4.1bn (-3% QoQ)

– Higher revenues driven by Y2trn increase in assets under management from December to Y24.6trn

Wholesale: Net revenue of Y159.2bn (-10% QoQ); Income before income taxes of Y12.5bn (-67% QoQ)

– Global Markets: Trading revenue increased on improved market environment; Revenue growth in EMEA and the Americas

– Investment Banking: Although revenues were down QoQ, we saw an increase in cross-border deals due to closer collaboration across regions

FY2011/12 Full year

Revenues and pretax income improved after bottoming out in 2Q

Net revenue: Y1,535.9bn (+36% YoY)

Income before income taxes: Y85.0bn(-9% YoY)

Net income1: Y11.6bn(-60% YoY)

FY2011/12

Includes results of entities newly consolidated as a result of converting Nomura Land and Building into a subsidiary

Net income1 declined by Y13.3bn due to a revision to the tax system in Japan

Retail continued to drive firm-wide earnings despite a YoY decline in revenues due to the challenging market environment Asset Management reported higher pretax income YoY by capturing new client funds and containing costs

Wholesale performance recovered in 2H after booking pretax losses in 1H due to the market slump driven by the eurozone debt crisis

(1) Net income attributable to Nomura Holdings shareholders.

Income (loss) before income taxes

(billions of yen)

34.4

34.5

60.8

-44.6

FY2011/12

1Q 2Q 3Q 4Q

Overview of results

Highlights

(billions of yen)

FY2011/12 QoQ YoY FY2011/12 YoY

4Q(%) (%) Full year (%)

Net revenue 499.0 +23% +67% 1,535.9 +36%

Non-interest expenses 438.2 +18% +67% 1,450.9 +40%

Income before income taxes 60.8 +76% +62% 85.0 -9%

Net income1 22.1 +24% +86% 11.6 -60%

ROE2 4.2% 0.6%

(1) Net income attributable to Nomura Holdings shareholders. (2) Calculated using annualized net income for each period.

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)

FY2011/12 FY201/12

QoQ YoY YoY

4Q Full year

Net revenue Retail 92.4 +16% -4% 350.3 -11%

Asset Management 15.7 +3% -9% 65.8 -1%

Wholesale 159.2 -10% -15% 555.9 -12%

Segment total 267.2 -1% -11% 971.9 -11%

Other1 221.8 +63% 87.2x 560.1 9.6x

Unrealized gain (loss) on

investments in equity securities 9.9 - 3.8 -

held for operating purposes

Net revenue 499.0 +23% +67% 1,535.9 +36%

Income (loss) Retail 20.3 +101% +15% 63.1 -38%

before income

taxes Asset Management 4.1 -3% -34% 20.5 +2%

Wholesale 12.5 -67% -57%(37.6) -

Segment total 36.9 -29% -31% 46.1 -64%

Other1 13.9 - 35.1 -

Unrealized gain (loss) on

investments in equity securities 9.9 - 3.8 -

held for operating purposes

Income (loss) before income

taxes 60.8 +76% +62% 85.0 -9%

(1) “Other” includes entities consolidated as a result of converting FY2012/12 4Q includes own-creditNomura and counterparty Land credit spread and valuation Building adjustment of -Y9. into 9bn.

(2) Nomura Bank (Luxembourg) S.A. in Asset Management was integrated ously reported amounts to have “Other” been made toin conform April to the current 2011. presentation. Certain

5

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	Full year		Quarter						
	FY10/11	FY11/12	FY10/11	FY2011/12				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	392.4	350.3	96.2	94.2	84.0	79.7	**92.4**	+16%	-4%
Non-interest expenses	291.2	287.1	78.6	72.2	73.3	69.6	**72.1**	+4%	-8%
Income before income taxes	101.2	63.1	17.7	22.0	10.7	10.1	**20.3**	+101%	+15%

Retail client assets

Key performance indicator
(trillions of yen)



70.6
70.4
66.1
65.0
72.0
FY2010/11
FY2011/12
4Q
1Q
2Q
3Q
4Q

Key points

4Q results

- Net revenue: Y92.4bn (+16% QoQ; -4% YoY)
- Income before income taxes: Y20.3bn (+101% QoQ; +15% YoY)

- Revenues and pretax income up QoQ: Retail investors showed higher risk appetite as market conditions improved
  - Expanded product offering to meet the needs of a diverse range of investors
  - Revenues driven by equities and stock investment trusts

- Client franchise
  - Retail client assets Y72.0trn
  - Accounts with balance 4.98m
  - Net asset inflows Y191.0bn (Eighth quarter of net inflows)

- Sales of main investment trusts
  - Nomura Australian Bond Open Premium Y301.2bn
  - Nomura US High Yield Bond Fund Y120.7bn
  - Nomura Asia High Yield Bond Fund Y116.9bn
  - Nomura Global High Dividend Stock Premium Y72.4bn

- Other sales (4Q total)
  - IPOs and public offerings Y55.3bn
  - Bonds (total) Y544.5bn
    - (of which) foreign bonds Y397.5bn

Full year results

- Net revenue: Y350.3bn (-11% YoY)
- Income before income taxes: Y63.1bn (-38% YoY)

- Made significant contribution to firm-wide earnings despite decline in pretax income due to challenging market environment
  - Net asset inflows of Y2.4trn driven by consulting-based sales approach

6

Retail: Consulting-based sales

Total sales

(billions of yen)

Stocks Bonds Investment trusts Others

3,000 2,000 1,000 0

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

Eighth straight quarter of net asset inflows1

(billions of yen)

1,200

800

400

0

1,107

847

250

191 72

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

(1) Net asset inflows = Asset inflows – asset outflows

Total sales: +19% QoQ

Investment trusts: Sales outstrip market growth

– Expanded product offering, diversified asset classes and currencies

– Diversified investment strategies to match client needs

Bonds: Foreign currency and domestic bond sales both at high level despite overall decline in sales QoQ

– Foreign currency bonds: At same level as 3Q (Australian dollar, Turkish lira, others)

– Domestic bonds: Robust sales of JGBs and corporate bonds

Stocks: Sales up 40% QoQ

– Inflows through primary issues, expanded secondary business

– Booked strongest monthly sales in March

Investment trust sales outstrip pace of market growth

Quarterly investment trust sales

60% 40% 20% 0% -20% -40%

Stock investment sales reported by The Investment Trusts Association, Japan Nomura investment trust sales

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

Asset Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)

	Full year		Quarter						
	FY10/11	FY11/12	FY10/11	FY2011/12				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	66.5	65.8	17.3	18.8	16.0	15.3	**15.7**	+3%	-9%
Non-interest expenses	46.5	45.3	11.0	11.4	11.2	11.1	**11.6**	+5%	+5%
Income before income taxes	20.0	20.5	6.3	7.4	4.7	4.2	**4.1**	-3%	-34%

Assets under management

Key performance indicator
(trillions of yen)



24.7
25.3
22.7
22.6
24.6
FY2010/11
FY2011/12
4Q
1Q
2Q
3Q
4Q

Key points

4Q results

- Net revenue: Y15.7bn (+3% QoQ; -9% YoY)
- Income before income taxes: Y4.1bn (-3% QoQ; -34% YoY)
  - Revenues increased QoQ as assets under management grew by Y2trn from the end of December to Y24.6trn at the end of March

Investment trust business

- Developed products and diversified investment strategies in line with the changing investment environment

	At inception	Mar 31
–Nomura Asia High Yield Bond Fund :	Y61.2bn (Jan 26)	Y115.3bn
–Nomura Australian Bond Open Premium:	Y104.1bn (Feb 17)	Y302.2bn

  - ✓ Size of fund has increased significantly since inception

- Focused on supporting sales of the following fund through the bank channel, resulting in increased fund size and growth in regional financial institution sales network
  - Emerging Bond Open Course A: Y96.8bn at end of March (2.6x QoQ)

Investment advisory business

- International: Continued to see inflows from sovereign wealth funds and pension funds into Japan and Asia equities and global bonds
- Japan: Won mandate from major pension fund, increased client assets

Full year results

- Net revenue: Y65.8bn (-1% YoY)
- Income before income taxes: Y20.5bn (+2% YoY)
  - Navigated the difficult conditions to report higher pretax income YoY by bringing in new client funds and containing costs

8

(1) Nomura bank (Luxembourg) S.A. in Asset Management was integrated into "Other" in April 2011. Certain reclassifications of previously reported amounts have been made to conform with the current presentation.

Asset Management: Robust investment trust business, global recognition

Fund flows in public stock investment trusts1, 2

(billions of yen)

Public stock investment trusts (exc. ETF) ETF

400 300 200 100

0 -100 -200 -300

344

311

236

97

33 53

-21 -19 -84 -188

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

Share of Japan public investment trust market1, 2

23.0% 22.0% 21.0% 20.0% 19.0% 18.0%

21.9% 22.0% 22.1% 21.8% 21.9%

Mar-11 Jun-11 Sep-11 Dec-11 Mar-12

(1) Nomura Asset Management only.

(2) Source: Nomura, based on data from The Investment Trust Association, Japan. (3) Based on reporting standard for Japan Securities Advisers Association.

Investment advisory assets under management1, 3

(trillions of yen)

12.0 10.0 8.0 6.0 4.0 2.0 0.0

Non-Japan Japan

5.7 5.1

5.3 4.5 4.4

4.4 4.9 4.7 4.7 4.9

Mar-11 Jun-11 Sep-11 Dec-11 Mar-12

Awards

Won Lipper Fund Awards Japan 2012 best fund awards

Three year: Three awards including for Nomura US High Yield Corporate Bond Fund Course A Fund Five year: Five awards including for High Yield Corporate Bond Open Yen Hedged (monthly distribution) Fund Ten year: Two awards including for Balance Select 50 Fund

R&I Fund Award 2012

First Prize Investment Trusts / Global Bond fund Aggregate

First Prize Two funds including for J-REIT Open, Japanese REIT Fund

Second Prize Two funds including for Global REIT Open, Global REIT Fund

Nomura Asset Management Deutschland awarded at Lipper Fund Awards Germany 2012

–Nomura Real Return Fonds

Nomura Corporate Research and Asset Management won award at Asian Investor 2011

Investment Performance Awards for the first time

–US Fixed Income High Yield

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)

Full year Quarter

FY10

FY10 FY11 FY2011/12

/11 /12 /11 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Net revenue 630.5 555.9 186.3 141.2 79.3 176.2 159.2 -10% -15%

Non-interest expenses 623.8 593.5 156.9 156.1 152.4 138.3 146.6 +6% -7%

Income (loss) before 6.7 -37.6 29.4 -14.9 -73.1 37.8 12.5 -67% -57%

income taxes

Net revenue by region1

(billions of yen)

200.0 150.0 100.0 50.0

0.0

18.8 38.9

57.8

70.8

20.4 37.6

42.6

40.7

8.3

15.6

14.1

41.4

21.6

30.5

45.3

78.8

20.1

43.4

55.4

40.2

AEJ

Americas

EMEA

Japan

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

Figures have been reclassified to conform with disclosure standards from FY2011/12 3Q.

Gross revenue in Investment Banking excluding

4Q results

Net revenue: Y159.2bn (-10% QoQ; -15% YoY)

Income before income taxes: Y12.5bn (-67% QoQ; -57% YoY)

–EMEA revenues of Y55.4bn at highest level in four quarters

–Americas reported strongest quarterly revenues (Y43.4bn) since April 2009

Full year results

Net revenue: Y555.9bn (-12% YoY)

Loss before income taxes: Y37.6bn

Global Markets ??Fixed Income

–Revenues increased 4% YoY, with all regions showing robust performance –Growth in flow business driven by consistent client flows –Structured business increased on strong deal flow and product innovation

Equities

–Lower volumes in major markets led to 20% YoY decline in revenues –Derivatives revenues improving with key senior leadership in place –US robust despite market conditions

Investment Banking

Gross revenue2 down 23% YoY as overall decline in global fee pool –Japan: Although ECM deals were slower, we saw strong demand from domestic and international issuers in DCM and an increase in cross-border M&A.

–International: Revenues up slightly YoY on further diversification of revenue sources

Wholesale: Global Markets

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	Full year		Quarter						
	FY10/11	FY11/12	FY10/11	FY2011/12				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Fixed Income	259.8	271.2	69.4	67.6	45.7	71.2	**86.6**	+22%	+25%
Equities	227.3	181.5	64.3	56.7	33.4	39.7	**51.7**	+30%	-20%
Others	31.6	8.1	3.3	5.8	-6.5	7.7	**1.0**	-87%	-69%
Net revenue	518.8	460.7	137.0	130.1	72.6	118.7	**139.3**	+17%	+2%
Non-interest expenses	499.3	475.0	125.5	124.3	121.2	110.3	**119.1**	+8%	-5%
Income (loss) before income taxes	19.5	-14.3	11.5	5.7	-48.6	8.4	**20.2**	+140%	+75%

Key points

4Q results

- Net revenue: Y139.3bn (+17% QoQ; +2% YoY)
- Income before income taxes: Y20.2bn (+140% QoQ; +75% YoY)
  - Trading revenue increased on improved market environment
  - Income before income taxes at highest level in six quarters

Fixed Income

- Net revenue: +22% QoQ
- Delivered strongest quarter in FY11/12, on the back of consistent client flows and smart risk management across a diversified set of businesses
  - Strong growth in global Rates; rebound in Securitized Products
  - EMEA and US posted solid QoQ growth

Equities

- Net revenue: +30% QoQ
  - Rebound in client revenues
  - Robust trading as major markets around the world recovered
- Revenues driven by Japan and AEJ
  - Japan: Primary deals (Mazda, etc.) increased as a result of improved stock market performance
  - AEJ: Derivatives business in collaboration with Investment Banking contributed to higher revenues

11

Global Markets: FY2011/12 revenues by region

NOMURA

▪ = Equities
▪ = Fixed Income

Japan


-7%
1H
2H

Fixed Income

- Robust production driven by uptick in both retail and institutional client flows
- 1H slightly stronger from higher demand for Non-Yen products

Equities

- Cash Equities revenues remained firm for the full year
- 4Q revenues increased more than the rise in TSE turnover (+30% QoQ)

EMEA


+43%
1H
2H

Fixed Income

- Rebound in run-rate in 2H from smart position management and solid deal flows in structuring
- Outperformance in Credit despite market-wide slowdown

Equities

- Heavily impacted by subdued market resulting from eurozone debt crisis
- 4Q revenues improved driven by trading

Americas


+37%
1H
2H

Fixed Income

- Uptick in in Securitized Products, and run-rate pick-up in Rates, main drivers of stronger 2H
- Overall, franchise strengthened across all products in FY11/12

Equities

- US business launched in October 2010 operating steadily and contributing to revenues
- Although market turnover[1] declined YoY (-12%), revenues were robust on full year basis driven by Cash Equities

AEJ


+34%
1H
2H

Fixed Income

- Continued progress in local market expansion
- Significant growth in Macro and Credit with upside from new areas of focus in Corporates

Equities

- Collaboration with Investment Banking throughout the year led to expansion of derivatives business
- 4Q revenues in line with other regions

(1) NYSE and NASDAQ.

12

Wholesale: Investment Banking

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	Full year		Quarter						
	FY10/11	FY11/12	FY10/11	FY11/12				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Investment Banking (gross)[1]	185.0	**141.7**	54.4	32.3	23.8	45.1	**40.5**	-10%	-26%
Allocation to other divisions	82.6	**67.1**	25.1	13.4	12.3	21.7	**19.8**	-9%	-21%
Investment Banking (net)	102.4	**74.6**	29.3	18.9	11.5	23.4	**20.7**	-12%	-29%
Other	9.4	**20.6**	20.1	-7.7	-4.8	34.0	**-0.9**	-	-
Net revenue	111.7	**95.1**	49.4	11.2	6.7	57.4	**19.9**	-65%	-60%
Non-interest expenses	124.5	**118.4**	31.5	31.8	31.2	28.0	**27.5**	-2%	-13%
Income (loss) before income taxes	-12.8	**-23.3**	17.9	-20.6	-24.5	29.4	**-7.6**	-	-

Key points

4Q results

- Gross revenue[1]: Y40.5bn (-10% QoQ; -26% YoY)
- Loss before income taxes: Y7.6bn

- Japan and international businesses both maintained momentum despite a decline in revenues
  - Revenues from ECM deals increased in each region
  - Closer cross-regional collaboration has led to an increase in cross-border deals
  - Solutions business continues to contribute to revenues in all regions
- Japan
  - Higher revenues from ECM deals on the back of recovery in stock market performance
- EMEA
  - Revenues driven by diverse solutions businesses such as M&A related risk hedging transactions
  - Executed several ECM and DCM deals for Italian and Spanish financial institutions
  - Advising on the top two M&A deals announced globally in 2012
- AEJ
  - Executed Tesco Lotus real estate fund IPO ($600m) and other high-profile ECM deals
- Americas
  - Solutions transactions for financial sponsors and financial institutions continue to be key businesses
  - Leveraged Finance and penetration into Brazil (e.g. bookran Schahin bond) also contributed to the highest quarterly revenues in FY11/12

(1) Gross revenue in Investment Banking excluding "Other".

13

Investment Banking: Global business leveraging our strengths

NOMURA

Regional differences/ business focus

EMEA
- Financial institutions and corporate clients require diverse solutions to respond to changing environment
- Multi-product deals including solutions business
- Continue to make progress on strength in FIG sector

Japan
- Relatively stable market
- Solid client franchise and business platform in home market
- Maintain #1 ranking in main league tables[1]

AEJ
- High economic growth
- Robust investment/funding needs
- Increase linkage with Japan and other regions

Americas
- World's largest fee pool
- Financial sponsor related global business
- Win mandates in key sectors

Leverage regional strengths in global business

Global sector deals (Examples)

Financial institutions business
- ✓ Demand to enhance capital to meet stricter capital regulations (fundraising, asset sales, etc.)
- ✓ Robust financial position, global platform, access to leading global investors

Natural Resources & Power sector business
- ✓ One of the biggest global fee pools by sector
- ✓ Won several landmark mandates through our key client relationships and global collaboration

Sponsors related business
- ✓ Businesses related to M&A (sale and acquisition of portfolio assets), loans, solutions, etc.

Deal	Role	Details	Size	Status
Rabobank Group	Joint-Lead Manager & Joint Bookrunner	Tier 1 capital securities	$2bn	Nov 2011
Banco de Sabadell	Joint Global Coordinator & Joint Bookrunner	Rights issue	€903m	Mar 2012
Xstrata / Glencore International Merger	Joint Financial Advisor to Xstrata		$48.9bn	Announced Feb 2012
GDF Suez acquisition of remaining International Power shares	Joint Independent Advisor to International Power		$12.9bn	Announced Mar 2012
Asahi Group Holdings acquisition of Independent Liquor	Financial Advisor to Asahi Group Holdings		NZ$1.5bn	Completed Sep 2011
Apollo Global Management acquisition of Great Wolf Resort	Financial Advisor to Apollo		$737m	Announced Mar 2012

Solutions business

- ✓ FX hedging related to M&A deals and interest rate hedging related to fundraising
- ✓ Risk management transactions related to assets and liabilities

FX hedge related to acquisition by Japanese company of Asian company	Interest rate hedge for company in Americas raising funds

(1) Source: M&A, ECM Thomson Reuters (Jan – Dec 2011); DCM Thomson DealWatch (Apr 2011 – Mar 2012)

14

Non-interest expenses

Full year Quarter

(billions of yen)

(billions of yen)

Other

Business development expenses Occupancy and related depreciation

Information processing and communications Commissions and floor brokerage

Compensation and benefits

(Reference) Excl. newly consolidated entities

1,500

1,200

900

600

300

0

1,450.9

1,092.9

1,045.6 1,037.4

852.2

438.2

370.5 346.2

296.0 262.0

500 400 300 200 100

0

FY07/08 FY08/09 FY09/10 FY10/11 FY11/12

Compensation and benefits 366.8 491.6 526.2 519.0 534.6

Commissions and floor 90.2 73.7 86.1 92.1 93.5

brokerage

Information processing and

communications 135.0 155.0 175.6 182.9 177.1

Occupancy and related 64.8 78.5 87.8 87.8 100.9

depreciation

Business development

expenses 38.1 31.6 27.3 30.2 48.5

Other 157.2 262.6 142.5 125.4 496.2

Total 852.2 1,092.9 1,045.6 1,037.4 1,450.9

FY10/11 FY11/12

4Q 1Q 2Q 3Q 4Q QoQ

127.1 136.3 142.6 127.8 128.0 0.2%

23.0 24.1 22.9 22.5 24.0 6.5%

47.8 43.5 43.5 46.4 43.7 -5.9%

21.7 20.7 26.4 26.2 27.6 5.6%

8.8 9.3 12.3 12.7 14.1 10.8%

33.5 62.1 98.5 134.9 200.8 48.9%

262.0 296.0 346.2 370.5 438.2 18.3%

Key points

4Q results

??Non-interest expenses: Y438.2bn (+18% QoQ)

– Other expenses increased 49% QoQ due to a rise in cost of goods sold at newly consolidated entities

– Excluding newly consolidated entities, non-interest expenses declined by 0.2% QoQ

Full year results

??Non-interest expenses: Y1.45trn (+40% YoY)

– Overall increase due mainly to an increase in other expenses as a result of converting Nomura Land and Building into a subsidiary in 1Q FY2011/12

– Excluding newly consolidated entities, non-interest expenses declined by approx. 5%

Progress of cost reduction program

Timeline of $1.2bn cost reduction program

Total of $1.2bn

Nov 2011 announcement

$800m

July 2011 announcement

$400m

Retail, Retail,

AM AM

20%

WS WS

80% PE

63%

PE

$200m

WS

NPE

NPE 37%

$200m

Total cost By division

reduction

FY2011/12 3Q FY2011/12 4Q FY2012/13 2H

100%

Wholesale: Personnel expenses

? 63% ? 82% 100%

Wholesale: Non-personnel expenses

? 72% ? 79% 100%

Wholesale: Total

? 66% ? 81% 100%

Progress to Mar 31, 2012

? On schedule

? Retail and Asset Management

– Reduced SG&A costs and business development expenses

? Wholesale

Personnel expenses

– Headcount reduction

– Postponing replacement of leavers, curbing new hires

– Business efficiencies (platform integration, improved productivity)

Non-personnel expenses

– Controlling IT system expenses

– Costs down due to headcount reduction

Robust financial position

Balance sheet related indicators and capital ratios

Total assets Y35.7trn

Shareholders Y2.1trn equity

Gross leverage 16.9x Net leverage1 10.4x Level 3 assets (net)2 Y0.6trn Liquidity Y5.4trn

(billions of yen)

Preliminary, Basel 2.5 basis Dec 31 Mar 31

Tier 1 2,057 2,089

Tier 2 321 320

Tier 3 304 224

Total capital 2,467 2,425

RWA 15,881 14,718

Tier 1 ratio 12.9% 14.1%

Tier 1 common ratio3 11.1% 12.2%

Total capital ratio 15.5% 16.4%

Leverage ratio1

(x) Gross leverage ratio

22.0 Net leverage ratio

18.0

16.9

14.0

10.0 10.4

6.0

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

Level 3 assets2 and net level 3 assets/Tier 1 capital

(billions of yen) Level 3 assets

Net Level 3 Assets

Net Level 3 Assets / Tier 1 Capital

1,500

1,000

500

0

37% 35% 35% 36%

30%

60% 40% 20% 0%

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity.

(2) Preliminary.

(3) Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets

Funding and liquidity

NOMURA

Structurally stable balance sheet



Balance sheet (Mar 31, 2012)
Assets
Liabilities and equity
Approx. 78%
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Short term borrowing
Other liabilities
Long term borrowing
Total equity
Approx. 56%

- Structurally stable balance sheet
  - 78% of assets are highly liquid trading and related assets that are marked to market and matched to trading and related liabilities through repos etc (matched regionally and by currency)
  - Other assets are funded by equity and long-term debt
- Ample liquidity portfolio
  - 15% of total assets
  - Managed using reverse repos mainly in Japan/US/German/UK government bonds and cash and cash equivalents[4].
  - To respond to changes in the operating environment, we maintain a liquidity portfolio surplus without the need for additional unsecured funding for over one year

Ample liquidity for changing environment



Liquidity portfolio [2] (US$bn)
% of total assets
10%
10%
15%
16%
15%
26
26
53
70
66
Mar 2008
Mar 2009
Mar 2010
Mar 2011
Mar 2012

Unsecured funding[2]: 80% long-term debt; diversified funding sources



Short-term debt 20%
Long-term debt due within one year 11%
Long-term debt 69%, Average maturity of over 6 years[3]
Senior loans
Subordinated loans
Subordinated bonds/Retail
Senior/Retail bonds
Euro MTN/Yen
Euro MTN/Other
Sub bonds/Wholesale
Senior/Institutional bonds
Senior/Wholesale bonds
Bank lending market
Retail market
Wholesale market

(1) *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
(2) *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes segregated client funds.*
(3) *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios..*
(4) *Mostly funds deposited with the Bank of Japan*

18

Exposure to European peripheral countries

GIIPS country exposure (as of Mar 31, 2012) (Preliminary)

(US$m)

Net Changes

Net inventory 1 Net counter party 2 exposure from Dec

total 2011

Of which, Of which,

Of which,

exposure exposure

Counter reserve /

Total matures matures Total 2

party hedges

within 6 after 6

months months

Greece 38 -11 50 57 106 -49 95 53

Ireland 408 276 133 11 14 -3 420 -94

Italy 983 1,724 -742 -47 431 -478 936 133

Portugal -185 -21 -164 -17 162 -179 -202 -103

Spain 84 -75 159 194 334 -140 278 19

European

peripheral

1,328 1,894 -565 198 1,047 -849 1,526 8

countries – Total

Peripheral Europe net country exposure of $1.53bn as of the end of March

Roughly flat compared to the end of December ($1.52bn)

Inventory is all trading assets marked to market

(1) Inventory, both long and short positions 19

(2) Net counterparty exposure (i.e. repurchase transactions, securities lending and OTC derivatives) less collateral.

Financial Supplement

Consolidated balance sheet

(billions of yen)

Mar. 31, Mar. 31, Increase Mar. 31, Mar 31, Increase

2011 2012 (Decrease) 2011 2012 (Decrease)

Assets Liabilities

Total cash and cash deposits 2,150 1,954 (197) Short-term borrowings 1,167 1,186 19

Total payables and deposits 2,104 2,437 334

Total loans and receivables 2,228 2,211 (16) Collateralized financing 13,686 12,519 (1,167)

Trading liabilities 8,689 7,495 (1,194)

Collateralized agreements 15,156 13,743 (1,414) Other liabilities 552 1,166 614

Long-term borrowings 8,403 8,505 102

Total trading assets1 and

private equity investments 15,242 14,124 (1,118) Total liabilities 34,601 33,308 (1,293)

Total other assets 1,916 3,666 1,750 Equity

Total Nomura shareholders’ equity 2,083 2,107 24

Noncontrolling interest 9 282 273

Total assets 36,693 35,697 (996) Total liabilities and equity 36,693 35,697 (996)

1. Including securities pledged as collateral.

Value at risk

Definition

99% confidence level (2.33 standard dev.)

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

? From April 1, 2011 to March 31, 2012 (billions of yen)

??Maximum: 9.7

??Minimum: 4.9

??Average: 6.5

(billions of yen) Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30, Dec. 31, Mar 31,

2008 2009 2010 2011 2011 2011 2011 2012

Equity 4.2 3.8 2.6 1.8 1.6 1.9 1.5 1.4

Interest rate 4.7 6.7 4.4 4.1 4.3 4.0 5.0 6.5

Foreign exchange 8.0 8.7 10.5 4.5 3.8 2.8 3.5 2.5

Sub-total 16.9 19.2 17.5 10.4 9.7 8.8 10.0 10.4

Diversification benefit -6.8 -7.5 -5.0 -4.1 -3.7 -3.6 -3.6 -3.2

VaR 10.1 11.7 12.6 6.3 6.0 5.2 6.4 7.2

Consolidated financial highlights

Net income

(loss)

ROE (%)

Full year

(billions of yen)

200 3.7% 10%

67.8 1.4% 0.6%

28.7 11.6

0 0%

-67.8

-200 -10%

-400 -20%

-600 -30%

-708.2

-800 -40%

Quarter

(billions of yen)

40 3.4% 4%

30 3%

22.1

20 1.4% 17.8 17.8 2%

11.9

10 0.61%

0 0%

-10 -1%

-20 -2%

-30 -3%

-40 -4%

-50 -46.1 -5%

FY2007/08 FY2008/09 FY2009/10 FY2010/11 FY2011/12

Net revenue 787.3 312.6 1,150.8 1,130.7 1,535.9

Income (loss) before income taxes -64.9 -780.3 105.2 93.3 85.0

Net income (loss) attributable to Nomura

Holdings, Inc. (“NHI”) shareholders1 -67.8 -780.2 67.8 28.7 11.6

Total Nomura shareholders’ equity 1,988.1 1,539.4 2,126.9 2,082.8 2,107.2

ROE (%)2 — 3.7% 1.4% 0.6%

Basic-Net income (loss) attributable to -35.55 -364.69 21.68 7.90 3.18

NHI shareholders per share(yen)

Shareholders’ equity per share (yen) 1,042.60 590.99 579.70 578.40 575.20

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

299.4 330.4 301.6 404.9 499.0

37.4 34.4 -44.6 34.5 60.8

11.9 17.8 -46.1 17.8 22.1

2,082.8 2,101.7 2,037.6 2,061.5 2,107.2

1.4% 3.4% — 0.6%

3.30 4.93 -12.64 4.87 6.03

578.40 583.27 556.52 562.83 575.20

1. Net income (loss) attributable to Nomura Holdings was previously reported as Net income (loss).

2. Quarterly ROE is calculated using annualized year-to-date net income.

3. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Consolidated income

NOMURA

(billions of yen)	Full year					Quarter				
	FY2007 /08	FY2008 /09	FY2009 /10	FY2010 /11	FY2011 /12	FY2010/11	FY2011/12			
						4Q	1Q	2Q	3Q	4Q
Revenue										
Commissions	404.7	306.8	395.1	405.5	**347.1**	103.8	96.8	85.9	74.0	**90.4**
Fees from investment banking	85.1	55.0	121.3	107.0	**59.6**	27.8	13.8	13.8	17.2	**14.8**
Asset management and portfolio service fees	189.7	140.2	132.2	143.9	**144.3**	38.3	39.1	36.7	33.4	**35.1**
Net gain on trading	61.7	-128.3	417.4	336.5	**272.6**	68.7	67.5	26.0	80.1	**98.9**
Gain (loss) on private equity investments	76.5	-54.8	11.9	19.3	**25.1**	23.6	-6.0	-2.3	34.6	**-1.2**
Interest and dividends	796.5	331.4	235.3	346.1	**435.9**	93.5	133.1	107.3	103.1	**92.4**
Gain (loss) on investments in equity securities	-48.7	-25.5	6.0	-16.7	**4.0**	-2.8	-0.6	-2.5	-2.8	**9.9**
Other	28.2	39.9	37.5	43.9	**563.2**	12.2	83.4	113.0	141.9	**225.0**
Total revenue	1,593.7	664.5	1,356.8	1,385.5	**1,851.8**	365.0	427.0	377.8	481.5	**565.4**
Interest expense	806.5	351.9	205.9	254.8	**315.9**	65.6	96.6	76.3	76.6	**66.4**
Net revenue	787.3	312.6	1,150.8	1,130.7	**1,535.9**	299.4	330.4	301.6	404.9	**499.0**
Non-interest expenses	852.2	1,092.9	1,045.6	1,037.4	**1,450.9**	262.0	296.0	346.2	370.5	**438.2**
Income (loss) before income taxes	-64.9	-780.3	105.2	93.3	**85.0**	37.4	34.4	-44.6	34.5	**60.8**
Net income (loss)	-67.8	-708.2	67.8	28.7	**11.6**	11.9	17.8	-46.1	17.8	**22.1**

1. *Net income (loss) attributable to Nomura Holdings was previously reported as Net income (loss).*
2. *Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.*

24

Main revenue items

NOMURA

(billions of yen)		Full year: FY2007/08	FY2008/09	FY2009/10	FY2010/11	FY2011/12	Quarter: FY2010/11 4Q	FY2011/12 1Q	FY2011/12 2Q	FY2011/12 3Q	FY2011/12 4Q
Commissions	Stock brokerage commissions (retail)	75.1	50.8	55.3	51.4	**36.0**	16.3	8.7	9.2	7.0	**11.1**
	Stock brokerage commissions (other)	166.6	144.7	140.3	144.6	**132.7**	37.7	34.2	34.4	32.3	**31.8**
	Other brokerage commissions	9.3	7.9	8.0	11.5	**9.4**	5.3	2.5	3.2	2.0	**1.8**
	Commissions for distribution of investment trusts	121.2	75.9	165.9	166.4	**136.6**	34.8	43.1	31.0	24.9	**37.6**
	Other	32.4	27.5	25.5	31.6	**32.4**	9.7	8.2	8.2	7.8	**8.2**
	Total	404.7	306.8	395.1	405.5	**347.1**	103.8	96.8	85.9	74.0	**90.4**
Fees from Investment Banking	Equity underwriting and distribution	32.1	13.2	74.9	49.8	**14.3**	9.8	2.7	2.1	4.2	**5.4**
	Bond underwriting and distribution	13.4	11.9	16.6	26.3	**14.6**	6.8	3.4	5.0	4.5	**1.7**
	M&A / financial advisory fees	37.8	26.7	29.2	27.1	**27.0**	8.4	7.3	6.4	7.5	**5.8**
	Other	1.8	3.1	0.5	3.9	**3.7**	2.8	0.3	0.4	1.1	**1.9**
	Total	85.1	55.0	121.3	107.0	**59.6**	27.8	13.8	13.8	17.2	**14.8**
Asset Management and portfolio service fees	Asset management fees	150.3	104.1	97.6	106.7	**108.2**	28.7	29.5	27.8	24.9	**25.9**
	Administration fees	21.7	21.3	19.4	21.0	**18.4**	4.9	4.8	4.5	4.3	**4.8**
	Custodial fees	17.7	14.7	15.3	16.3	**17.7**	4.7	4.7	4.4	4.2	**4.4**
	Total	189.7	140.2	132.2	143.9	**144.3**	38.3	39.1	36.7	33.4	**35.1**

25

Adjustment of consolidated results and segment results: Income (loss) before income taxes

NOMURA

(billions of yen)	Full year					Quarter				
	FY2007/08	FY2008/09	FY2009/10	FY2010/11	FY2011/12	FY2010/11	FY2011/12			
						4Q	1Q	2Q	3Q	4Q
Retail	122.3	18.2	113.4	101.2	**63.1**	17.7	22.0	10.7	10.1	**20.3**
Asset Management	31.1	4.1	15.2	20.0	**20.5**	6.3	7.4	4.7	4.2	**4.1**
Wholesale	-150.1	-717.3	175.2	6.7	**-37.6**	29.4	-14.9	-73.1	37.8	**12.5**
Three Business segments total	3.3	-695.0	303.8	127.9	**46.1**	53.4	14.6	-57.7	52.2	**36.9**
Other	-18.1	-62.1	-207.9	-17.8	**35.1**	-12.9	21.0	15.4	-15.2	**13.9**
Segments total	-14.7	-757.1	95.8	110.2	**81.2**	40.5	35.6	-42.3	36.9	**50.9**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-50.2	-23.1	9.4	-16.9	**3.8**	-3.0	-1.3	-2.4	-2.5	**9.9**
Total	**-64.9**	**-780.3**	**105.2**	**93.3**	**85.0**	**37.4**	**34.4**	**-44.6**	**34.5**	**60.8**

1. *Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is not included in segment information.*
2. *The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*
3. *Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*

26

Segment "Other"

NOMURA

Income (loss) before income taxes



Full year
(billions of yen)
40
0
-40
-80
-120
-160
-200
-240
-18.1
-62.1
-207.9
-17.8
35.1



Quarter
(billions of yen)
40
0
-40
-80
-120
-160
-200
-240
-12.9
21.0
15.4
-15.2
13.9

	FY2007/08	FY2008/09	FY2009/10	FY2010/11	FY2011/12	FY2010/11	FY2012.3			
						4Q	1Q	2Q	3Q	4Q
Net gain (loss) related to economic hedging transactions	11.4	28.0	3.3	2.3	**8.4**	-2.1	-1.5	4.2	7.7	**-2.1**
Realized gain (loss) on investments in equity securities held for operating purposes	1.5	-2.4	-3.4	0.2	**0.2**	0.3	0.7	-0.2	-0.3	**0.0**
Equity in earnings of affiliates	4.7	-0.7	7.8	9.0	**10.6**	5.3	3.5	2.0	1.3	**3.9**
Corporate items	-13.4	-70.5	-83.3	-33.3	**-31.4**	-20.7	12.8	-8.4	-28.9	**-6.9**
Others	-22.3	-16.5	-132.3	4.0	**47.3**	4.3	5.6	17.8	4.9	**19.0**
Income (Loss) before income taxes	-18.1	-62.1	-207.9	-17.8	**35.1**	-12.9	21.0	15.4	-15.2	**13.9**

1. *The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*
2. *Net gain (loss) on trading related to economic hedging transactions was reclassified as "Net gain (loss) related to economic hedging transactions" from the fourth quarter of the fiscal year ended March 2010 and includes net gain (loss) related to economic hedging transactions not included in net gain (loss) on trading. In addition, net gain (loss) on trading from the change in own credit of certain structured notes issued, which was previously classified as "Net gain (loss) on trading related to economic hedging transactions", has been included in "Others". The reclassifications of previously reported amounts have been made to conform to the current year presentation.*
3. *Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.*

27

Retail related data (1)

NOMURA

(billions of yen)

	Full year					Quarter						
	FY2007/08	FY2008/09	FY2009/10	FY2010/11	FY2011/12	FY2010/11	FY2011/12				QoQ	YoY
						4Q	1Q	2Q	3Q	4Q		
Commissions	225.9	151.0	238.9	244.8	**201.5**	58.8	58.7	48.2	38.7	**55.8**	**44.1%**	**-5.2%**
Sales credit	94.2	71.4	63.8	52.8	**59.0**	13.2	15.2	13.0	15.2	**15.6**	**3.0%**	**18.3%**
Fees from investment banking	14.9	13.4	33.6	42.3	**38.2**	10.7	6.2	9.5	13.7	**8.7**	**-36.4%**	**-18.2%**
Investment trust administration fees and other	59.7	50.9	47.3	48.5	**47.4**	12.4	12.9	12.3	10.9	**11.4**	**5.0%**	**-7.5%**
Net interest revenue	7.3	5.2	4.7	4.1	**4.2**	1.2	1.2	1.0	1.2	**0.8**	**-32.7%**	**-30.9%**
Net revenue	402.0	291.9	388.3	392.4	**350.3**	96.2	94.2	84.0	79.7	**92.4**	**15.9%**	**-4.0%**
Non-interest expenses	279.7	273.6	274.9	291.2	**287.1**	78.6	72.2	73.3	69.6	**72.1**	**3.6%**	**-8.3%**
Income before income taxes	122.3	18.2	113.4	101.2	**63.1**	17.7	22.0	10.7	10.1	**20.3**	**100.9%**	**14.8%**
Domestic distribution volume of investment trusts[1]	9,846.9	6,825.1	9,713.2	9,473.5	**8,933.9**	2,312.9	2,642.7	2,081.8	1,827.5	**2,381.8**	**30.3%**	**3.0%**
Bond investment trusts	3,681.8	2,731.6	2,380.1	2,641.8	**2,869.4**	718.9	787.6	647.3	691.3	**743.2**	**7.5%**	**3.4%**
Stock investment trusts	4,816.1	2,969.3	6,165.7	5,606.9	**5,217.8**	1,342.9	1,577.9	1,203.1	956.9	**1,479.9**	**54.7%**	**10.2%**
Foreign investment trusts	1,349.0	1,124.2	1,167.4	1,224.8	**846.6**	251.0	277.3	231.4	179.3	**158.7**	**-11.5%**	**-36.8%**
Other												
Accumulated value of annuity insurance policies	1,205.3	1,413.3	1,609.2	1,697.3	**1,800.8**	1,697.3	1,722.7	1,756.4	1,780.4	**1,800.8**	**1.1%**	**6.1%**
Sales of JGBs for individual investors (transaction base)	292.3	109.6	22.2	32.8	**281.2**	15.8	36.7	102.9	78.9	**62.8**	**-20.4%**	**4.0x**
Retail foreign currency bond sales	954.0	867.4	1,080.3	1,565.6	**1,703.4**	388.2	414.0	439.7	452.2	**397.5**	**-12.1%**	**2.4%**

1. Nomura Securities.

28

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Full year

Quarter

(billions of yen)

(billions of yen)

Stock brokerage commissions

Commissions for distribution of investment trusts

180 150 120

90

60

30

0

60

50

40

30

20

10

0

FY2007 FY2008 FY2009 FY2010 FY2011 /08 /09 /10 /11 /12

FY10/11 FY2011/12

QoQ YoY

4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions 75.1 50.8 55.3 51.4 36.0 16.3 8.7 9.2 7.0 11.1 58.3% -31.9%

Commissions for distribution of

investment trusts1 124.5 79.8 168.8 170.1 139.9 35.7 44.1 32.0 25.6 38.2 49.0% 6.8%

Retail related data (3)

Retail client assets

Full year

Quarter

(trillions of yen)

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

100 80 60 40 20 0

72.2

59.3

73.5

70.6

70.4

66.1

65.0

72.0

Mar. 31, 2008

Mar. 31, 2009

Mar. 31, 2010

Mar. 31, 2011

Jun. 30, 2011

Sep. 30, 2011

Dec. 31, 2011

Mar. 31, 2012

Equities 37.2 28.6 39.2 35.8 35.4 32.6 31.8 37.2

Foreign currency bonds 1 2.7 5.5 5.6 5.9 5.9 5.7 5.9 6.2

Domestic bonds 2 16.5 13.0 13.4 12.8 12.8 13.1 12.7 12.7

Stock investment trusts 7.3 5.0 7.3 8.3 8.5 7.0 6.9 7.7

Bond investment trusts 4.4 4.0 4.0 4.1 4.2 4.2 4.2 4.4

Overseas mutual funds 1.7 1.4 1.6 1.5 1.5 1.4 1.4 1.4

Other 3 2.5 1.9 2.2 2.3 2.2 2.1 2.1 2.3

Total 72.2 59.3 73.5 70.6 70.4 66.1 65.0 72.0

Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

Includes CBs and warrants.

Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year

Quarter

(billions of yen)

(billions of yen)

6,000 5,000 4,000 3,000 2,000 1,000 0

4,868

4,928

5,279

3,942

2,395

72

847

1,107

250

191

4,000 3,000 2,000 1,000 0

FY2007/08 FY2008/09 FY2009/10 FY2010/11 FY2011/12

FY2010/11 FY2011/12

4Q 1Q 2Q 3Q 4Q

1. Net asset inflow = asset inflow asset outflow. Retail client assets exclude portion from regional financial institutions.

Retail related data (5)

Number of accounts

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30, Dec. 31, Mar. 31,

(Thousands) 2008 2009 2010 2011 2011 2011 2011 2012

Accounts with balance 4,165 4,467 4,883 4,936 4,945 4,954 4,966 4,985

Equity holding accounts 2,027 2,347 2,572 2,695 2,696 2,703 2,707 2,706

Nomura Home Trade / 2,765 3,095 3,189 3,328 3,348 3,369 3,745 3,773

Net & Call accounts

New Individual accounts / IT share2

Full year Quarter

(Thousands) FY2007 FY2008 FY2009 FY2010 FY2011 FY2010/11 FY2011/12

/08 /09 /10 /11 /12 4Q 1Q 2Q 3Q 4Q

New individual accounts (thousands) 580 608 336 326 235 69 69 53 50 64

IT share1

No. of orders 57% 59% 58% 53% 57% 58% 58% 59% 56% 56%

Transaction value 29% 29% 29% 27% 30% 31% 32% 32% 29% 29%

1.From December 2011, number of accounts refers to total of Nomura Home Trade and Net & Call accounts.

2. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

FY2010

FY2007 FY2008 FY2009 FY2010 FY2011 FY2011/12

/08 /09 /10 /11 /12 /11 QoQ YoY

(billions of yen) 4Q 1Q 2Q 3Q 4Q

Net revenue 81.1 51.9 62.1 66.5 65.8 17.3 18.8 16.0 15.3 15.7 2.6% -9.2%

Non-interest expenses 50.0 47.8 46.8 46.5 45.3 11.0 11.4 11.2 11.1 11.6 4.8% 5.2%

Income before income taxes 31.1 4.1 15.2 20.0 20.5 6.3 7.4 4.7 4.2 4.1 -3.0% -34.4%

The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management1

Full year Quarter

(trillions of yen)

35 30 25 20 15 10 5 0

25.8

20.2

23.4

24.7

25.3

22.7

22.6

24.6

Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011

Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011 Mar. 31, 2012

1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, Nomura Asset Management Deutschland KAG , and Nomura Funds Research and Technologies America, Nomura Private Equity Capital. Adjusted for asset overlap amongst group companies. Nomura Funds Research and Technologies America data as of the end of February 2012.

Asset Management related data (2)

NOMURA

Nomura Asset Management investment trust net assets under management[1]

(trillions of yen)	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012
Public stock investment trusts	9.8	6.5	8.1	9.4	9.5	8.1	8.0	**9.0**
Public bond investment trusts	5.3	4.8	4.8	4.8	4.8	4.6	4.6	**4.8**
Privately placed investment trusts	2.0	1.6	1.7	1.7	1.7	1.5	1.5	**1.5**
Investment trusts	17.2	13.0	14.7	15.9	16.0	14.2	14.1	**15.3**

Domestic public investment trust market and Nomura Asset Management market share[2]

(trillions of yen)	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012
Domestic public stock investment trusts								
Market	57.7	40.4	52.6	54.2	54.6	47.3	46.8	**51.2**
Nomura's share (%)	17%	16%	15%	17%	17%	17%	17%	**17%**
Domestic public bond investment trusts								
Market	12.0	11.1	11.1	11.1	11.1	10.5	10.6	**11.0**
Nomura's share (%)	44%	43%	43%	43%	43%	43%	43%	**44%**

Nomura Asset Management investment advisory assets[1]

(trillions of yen)	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012
Domestic investment advisory	4.6	4.3	4.7	4.4	4.9	4.7	4.7	**4.9**
Overseas investment advisory	2.4	1.7	2.6	5.3	5.7	4.5	4.4	**5.1**
Investment advisory	7.1	6.0	7.3	9.7	10.6	9.2	9.1	**10.0**

Nomura Asset Management net asset inflow[1]

(trillions of yen)	Full year					Quarter				
	FY07/08	FY08/09	FY09/10	FY10/11	FY11/12	FY10/11	FY11/12			
						4Q	1Q	2Q	3Q	4Q
Public stock investment trusts	2.0	0.0	-0.2	1.7	**0.4**	0.3	0.3	0.3	-0.1	**-0.1**
Exclude ETF	1.8	-0.4	0.0	1.7	**0.1**	0.3	0.3	0.1	-0.2	**-0.1**
Public bond investment trusts	-0.5	-0.5	-0.0	0.0	**0.0**	-0.1	0.0	-0.3	0.0	**0.2**
Privately placed investment trusts	0.2	0.1	-0.2	0.0	**-0.2**	-0.0	-0.0	-0.0	-0.0	**-0.1**
Net asset inflow	1.7	-0.4	-0.4	1.7	**0.2**	0.3	0.4	-0.0	-0.1	**0.0**

1. *Based on reporting standards for The Investment Trusts Association, Japan and the Japan Securities Investment Advisers Association.*
2. *Source: Investment Trusts Association, Japan*

34

Wholesale related data (1)

NOMURA

Wholesale

(billions of yen)	FY2008/09	FY2009/10	FY2010/11	FY2011/12	FY2010/11 4Q	FY2011/12 1Q	FY2011/12 2Q	FY2011/12 3Q	FY2011/12 4Q	QoQ	YoY
Global Markets	-157.3	658.4	518.8	**460.7**	137.0	130.1	72.6	118.7	**139.3**	**17.3%**	**1.7%**
Investment Banking	-6.4	131.1	111.7	**95.1**	49.4	11.2	6.7	57.4	**19.9**	**-65.4%**	**-59.8%**
Net revenue	-163.6	789.5	630.5	**555.9**	186.3	141.2	79.3	176.2	**159.2**	**-9.7%**	**-14.6%**
Non-interest expenses	553.7	614.3	623.8	**593.5**	156.9	156.1	152.4	138.3	**146.6**	**6.0%**	**-6.6%**
Income (Loss) before income taxes	-717.3	175.2	6.7	**-37.6**	29.4	-14.9	-73.1	37.8	**12.5**	**-66.9%**	**-57.4%**

Global Markets

(billions of yen)	FY2008/09	FY2009/10	FY2010/11	FY2011/12	FY2010/11 4Q	FY2011/12 1Q	FY2011/12 2Q	FY2011/12 3Q	FY2011/12 4Q	QoQ	YoY
Fixed Income	-217.2	308.0	259.8	**271.2**	69.4	67.6	45.7	71.2	**86.6**	**21.6%**	**24.9%**
Equities	98.9	352.8	227.3	**181.5**	64.3	56.7	33.4	39.7	**51.7**	**30.0%**	**-19.7%**
Other	-38.9	-2.4	31.6	**8.1**	3.3	5.8	-6.5	7.7	**1.0**	**-87.0%**	**-69.3%**
Net revenue	-157.3	658.4	518.8	**460.7**	137.0	130.1	72.6	118.7	**139.3**	**17.3%**	**1.7%**
Non-interest expenses	417.4	486.4	499.3	**475.0**	125.5	124.3	121.2	110.3	**119.1**	**8.0%**	**-5.0%**
Income (Loss) before income taxes	-574.6	172.0	19.5	**-14.3**	11.5	5.7	-48.6	8.4	**20.2**	**139.7%**	**75.2%**

Investment Banking

(billions of yen)	FY2008/09	FY2009/10	FY2010/11	FY2011/12	FY2010/11 4Q	FY2011/12 1Q	FY2011/12 2Q	FY2011/12 3Q	FY2011/12 4Q	QoQ	YoY
Investment Banking(Gross)	87.6	196.1	185.0	**141.7**	54.4	32.3	23.8	45.1	**40.5**	**-10.3%**	**-25.5%**
Allocation to other divisions	24.1	77.2	82.6	**67.1**	25.1	13.4	12.3	21.7	**19.8**	**-8.8%**	**-21.3%**
Investment Banking(Net)	63.5	118.9	102.4	**74.6**	29.3	18.9	11.5	23.4	**20.7**	**-11.6%**	**-29.2%**
Other	-69.9	12.2	9.4	**20.6**	20.1	-7.7	-4.8	34.0	**-0.9**	**-**	**-**
Net revenue	-6.4	131.1	111.7	**95.1**	49.4	11.2	6.7	57.4	**19.9**	**-65.4%**	**-59.8%**
Non-interest expenses	136.3	127.9	124.5	**118.4**	31.5	31.8	31.2	28.0	**27.5**	**-1.8%**	**-12.6%**
Income (Loss) before income taxes	-142.7	3.2	-12.8	**-23.3**	17.9	-20.6	-24.5	29.4	**-7.6**	**-**	**-**

35

Wholesale related data (2)

Private equity related investments

Terra Firma

Asia

Europe (excluding Terra Firma) Japan

Full year Quarter

(billions of yen) 600

500

400 381.4

366.3 370.0

327.7

313.7

300 286.4

221.3 208.9 200

100

0

Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011 Mar. 31, 2012

Japan 169.5 191.7 186.9 165.9 159.7 146.0 71.2 65.5

Europe (excluding Terra Firma) 41.4 60.0 60.4 33.5 29.2 26.8 24.7 26.8

Asia—3.2 3.6 3.3 3.2 2.3 2.1 1.9

Sub Total 210.9 254.9 250.9 202.7 192.0 175.1 98.0 94.1

Terra Firma 170.5 111.4 119.2 125.0 121.7 111.3 110.9 127.2

Total 381.4 366.3 370.0 327.7 313.7 286.4 208.9 221.3

Number of employees

Mar. 31, 2008 Mar. 31, 2009 Mar.31,2010 Mar. 31,2011 Jun. 30,2011 Sep. 30,2011 Dec. 31,2011 Mar. 31,2012

Japan (excluding FA)1 11,561 12,929 12,857 12,829 20,263 20,105 19,882 19,598

Japan (FA)2 2,377 2,391 2,196 2,089 2,096 2,078 2,048 2,011

Europe 1,956 4,294 4,369 4,353 4,436 4,492 4,143 4,014

Americas 1,063 1,079 1,781 2,348 2,383 2,537 2,466 2,420

Asia-Pacific3 1,070 4,933 5,171 5,252 6,452 6,485 6,394 6,352

Total 18,026 25,626 26,374 26,871 35,630 35,697 34,933 34,395

1. Excludes employees of private equity investee companies.

2. Figures up to March 2008 include savings advisors.

3. Includes Powai office in India.

Nomura Holdings, Inc.

www.nomura.com